SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 05 April 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------






press release


April 5, 2006


                      BP First Quarter 2006 Trading Update


This trading update is aimed at providing estimates regarding revenue and trading conditions experienced by BP in the first quarter ended March 31, 2006, and estimates of identified non-operating items expected to be included in that quarter's result. The first quarter margin, price, realisation, cost, production and other data referred to below are currently provisional, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on April 25, 2006. In particular, data is not available at this time that would allow an estimate of potential IFRS fair value accounting gains or charges, or of any potential consolidation adjustment. This trading update is produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes, and to ensure that they all receive equal access to the same information at the same time.


Note: Following the launch of BP Alternative Energy in November 2005 and the sale of Innovene in December 2005, certain assets have been transferred between segments to reflect the changed operational structure of the Group. These transfers are effective from 1 January 2006. Financial information for 2005 and 2004 has been restated to reflect these transfers. Full details are available at www.bp.com/investors

Exploration and Production

Marker Prices
                                     1Q'05    2Q'05    3Q'05    4Q'05    1Q'06
Brent Dated ($/bbl)                  47.62    51.63    61.63    56.87    61.79
WTI ($/bbl)                          49.88    53.08    63.18    60.01    63.29
ANS USWC ($/bbl)                     45.07    50.10    60.91    57.89    60.89
US gas Henry Hub first of month
index ($/mmbtu)                       6.27     6.74     8.53    13.00     9.01
UK gas price - National Balance
Point (p/therm)                      37.96    30.15    29.26    65.30    70.00
Urals (NWE - cif) ($/bbl)            42.54    48.08    57.13    53.23    58.15
Russian domestic Oil ($/bbl)         19.14    27.39    36.60    31.73    34.41


Overall BP production in 1Q'06 is expected to be around 4,025 thousand barrels of oil equivalent per day (mboed). Excluding volumes from TNK-BP operations, production in 1Q'06 is expected to be around 3,035 mboed, versus 2,995 mboed in 4Q'05. This increase primarily reflects the progressive return of production impacted by Hurricanes Katrina and Rita.


BP's net share of production from TNK-BP is expected to be approximately 990 mboed, versus 1,027 mboed in 4Q'05. This reduction reflects the impact of disposals and of extremely cold weather in 1Q'06. The $270m contribution in respect of gains on disposals in TNK-BP in 4Q'05 is not expected to recur in 1Q'06.


Refining and Marketing

Refining Indicator Margins ($/bbl)
                                     1Q'05    2Q'05    3Q'05    4Q'05    1Q'06
USA
                       - West Coast  12.88    14.53    17.57     8.90    11.22
                       - Gulf Coast   7.30     9.37    17.12    11.64    10.86
                       - Midwest      3.84     7.45    13.40     7.91     4.89
North West Europe                     2.84     5.68     7.78     5.51     2.88
Singapore                             4.98     6.30     6.52     4.42     3.54
Refining Global Indicator Margin*     5.94     8.42    12.35     7.60     6.28


* The Refining Global Indicator Margin (GIM) is a generic indicator. Actual margins realised by BP may vary significantly due to a variety of factors, including specific refinery configurations, crude slate and operating practices.


The 1Q'06 average Global Indicator Margin (GIM) was lower than the GIM for 4Q'05. Marketing margins in 1Q'06 are also expected to be lower than those for 4Q'05.


Compared to 4Q'05, the result in 1Q'06 is expected to benefit from strong supply optimisation, a lower level of refinery turnarounds (other than at Texas City) and seasonally lower costs. Together these factors are expected to offset lower refining and marketing margins.


BP's Texas City Refinery remained shut-down to the end of 1Q'06. A phased recommissioning began at the end of March.


4Q'05 included a charge of $467m in respect of restructuring and efficiency programs. Charges in respect of these ongoing programs in 1Q'06 are not expected to be material.


Gas, Power and Renewables


Margins in the GP&R business are expected to be significantly higher than in 4Q'05 (excluding that quarter's $289m of IFRS fair value accounting gains), as a result of strong North American trading margins and seasonality.


Other Businesses and Corporate

The charge in Other Businesses and Corporate is expected to be in line with guidance given in our February '06 investor webcast for an annual charge of $900m +/- $200m.


Identified Non-Operating Items (NOIs)

Non-operating items in 1Q'06 are expected to amount to an overall credit of around $100m.


Interest Expense

The total consolidated interest charge is expected to be around $100m.


Tax Rate

The effective tax rate for the quarter is expected to be around 35%. The expected 2006 full year effective tax rate remains at around 39%, as indicated in our February 2006 Strategy Review.


Gearing

Gearing for the quarter is expected to be comparable to the year-end 2005 level of 17%.


Distributions to Shareholders

During the quarter the company bought back 349 million shares for a total consideration of $4.0 bn. Shares outstanding at March 29, 2006, excluding treasury shares, were 20,336 million. As in previous quarters, BP has entered into an arrangement that allows the share buy back programme to be continued during the closed period which commenced at close of business in London on March 31, 2006.


The 1Q'06 dividend of 9.375 cents per share announced at the time of our 4Q'05 results was paid in March. The dividend to be paid in 2Q'06 will be announced on April 25, 2006 in conjunction with our 1Q'06 Stock Exchange Announcement.



Rules of Thumb

Important note: The rules of thumb shown below were provided with BP's strategy update on February 7, 2006 and were intended to give directional indicators of the impact of changes in the trading environment relative to that of 2005 on BP's 2006 full year pre-tax results. These rules of thumb are approximate. Especially over short periods, changes in prices, margins, differentials, seasonal demand patterns, and other factors can be material. Particular differences may arise due to higher government shares of Exploration and Production revenues in some jurisdictions at current price levels, as well as from variations between the refining Global Indicator Margin (GIM) and BP's realised refining margins due to crude price levels and differentials, product price movements and other factors. The GIM rule of thumb reflects the sensitivity to the overall group to changes in refining margins. Many other factors will affect BP's earnings quarter by quarter. Actual results in individual quarters may therefore differ significantly from the estimates implied by the application of these rules of thumb.


2006 Operating Environment Rules of Thumb: impact on replacement cost pre-tax operating profit per year of changes relative to 2005 environment

                                                             Full Year
Oil Price - Brent +/- $1/bbl                                     $500m
Gas - Henry Hub +/- $ 0.10/mcf                                    $80m
Refining - GIM +/- $ 1/bbl                                       $950m


This trading update contains forward looking statements, particularly those regarding oil and gas production; BP's net share of production from TNK-BP; refinery and marketing margins; the R&M result; the level of charges in respect of restructuring and efficiency programs; the charge in Other Businesses & Corporate; margins in the GP&R business; the amount of non-operating items; the total consolidated interest charge; the effective tax rate; and gearing. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; future levels of industry product supply, demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors; natural disasters and adverse weather conditions; wars and acts of terrorism or sabotage; and other factors discussed elsewhere in this trading update and in BP Annual Report and Accounts 2005.


- ENDS -






                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 05 April 2006                              /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary